UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 10, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 10, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228
Dealing in securities by director and company secretary of Harmony Gold Mining Company Limited
JOHANNESBURG, SOUTH AFRICA — 8 December 2008 —In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

1	Name of director:	Graham Briggs

	Company:	Harmony Gold Mining Company

	Nature of transaction:	Grant of share appreciation rights and performance shares

	Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.

	Date:	8 December 2008

	Class of securities:	Ordinary shares

	Strike price:	R77.81

	Number of securities allocated:	176, 430

	Nature and extent of director’s interest:	Indirect beneficial

2	Name of company secretary:	Khanya Maluleke

	Company:	Harmony Gold Mining Company

Nature of transaction:	Grant of share appreciation rights and performance shares

Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance Shares vest after three years.

Date:	8 December 2008

Class of securities:	Ordinary shares

Strike price:	R77.81

Number of securities allocated:	9,061

Nature and extent of director’s interest:	Indirect beneficial
The allocations have been approved by the Remuneration Committee and Board of the Company.
ENDS
Sponsor
Merrill Lynch South Africa (Pty) Limited